Exhibit 12.1

STR Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

		Nine Months Ended September 30,	Year Ended December 31,
		2010	2009	2008	2007	2006	2005

	Pre-tax income from continuing operations before income from equity investments	$53,629	$33,040	$46,331	$13,395	$22,545	$18,710

add:	Amortization of interest capitalized	73	114	—	—	—	—
	Fixed charges	14,151	18,887	22,369	17,669	7,932	7,365

less:	Interest capitalized	(62)	(175)	(153)	(336)	—	—

Income as adjusted		$67,791	$51,866	$68,547	$30,728	$30,477	$26,075

Fixed charges
	Interest expensed	12,870	17,068	20,809	16,008	6,743	6,325
	Interest capitalized	62	175	153	336	—	—
	Interest portion of rent expense (1)	1,219	1,644	1,407	1,325	1,189	1,040

Total Fixed Charges:		$14,151	$18,887	$22,369	$17,669	$7,932	$7,365

	Ratio of Earnings to Fixed Charges (2):	4.79x	2.75x	3.06x	1.74x	3.84x	3.54x

(1) Consists of one-third of total rental expense that is a reasonable approximation of the interest factor.

(2) As of the date for which information is presented in the above table, no preferred stock was issued and outstanding. Accordingly, no separate calculation of Ratio of Earnings to Fixed Charges and Preference Dividends is presented.